Tanox, Inc. 10301 Stella Link Houston, TX 77025 713.578.4000

News Release November 5, 2004	Contact: Steve Sievert 713.578.4211 ssievert@tanox.com

Tanox Reports 2004 Third Quarter Results

HOUSTON – Tanox, Inc. (NASDAQ: TNOX) today announced financial results for the third quarter ended Sept. 30, 2004.

Revenues for the third quarter of 2004 were $2.5 million compared to $899,000 for the third quarter of 2003. Net royalty revenue from the sales of Xolair® in the United States and Europe was $2.3 million for the third quarter of 2004, compared to $500,000 for the same period last year. Net royalty revenue for the third quarter of 2004 reflects a one-time credit of $2 million due to Genentech, as a result of annual net sales of Xolair exceeding $100 million for the first time, under a two-party cross-licensing agreement.

Total net royalty revenue from Xolair sales for the nine months ended Sept. 30, 2004 was $7.9 million.

Tanox reported a net loss of $(4.9) million or $(0.11) per share for the third quarter of 2004, compared to a net loss of $(4.4) million or $(0.10) per share for the third quarter of last year.

“Along with our collaboration partners, Genentech and Novartis, we continue to be very encouraged by the response to Xolair from both physicians and patients,” said Nancy T. Chang, Ph.D., president and chief executive officer, Tanox. “This strong early adoption of Xolair is providing a consistent revenue stream for the company to help fund additional research and development and business development efforts.”

Research and development expenses for the third quarter of 2004 were $6.6 million versus $5.3 million for the third quarter of last year. Research and development expenses increased for the third quarter of this year primarily due to a higher level of TNX-355 development activities and increased spending for preclinical stage programs.

“We continued to advance our product pipeline during the third quarter,” said Chang. “Patient recruitment for the Phase II clinical trial of TNX-355, begun during the second quarter of this year, is on track. We anticipate seeing data from the trial by the end of 2005.”

General and administrative expenses were $1.6 million for the third quarter of 2004, compared to $1.2 million for the third quarter of 2003.

www.tanox.com

As of Sept. 30, 2004, Tanox had $208.0 million in cash and investments (including restricted amounts of $5.0 million), compared to $227.4 million (including restricted amounts of $16.0 million) at December 31, 2003.

Conference Call

Tanox will host a conference call for investors today at 10 a.m., EST. Live audio of the call will be Web cast on the Internet. The Web cast can be accessed from the Tanox Web site at www.tanox.com in the Investor Relations section. An audio replay of the Web cast will be available beginning at 11 a.m., EST, Nov. 5 through 11 a.m., EST, Nov. 12, 2004. Access phone numbers for the replay are: (888) 286-8010 (U.S.) and 1-(617) 801-6888 (international); conference pass code 76896726.

About Tanox, Inc.

Tanox is a biotechnology company specializing in the discovery and development of biotherapeutics based on monoclonal antibody technology. The company develops innovative therapeutic agents for the treatment of asthma, allergy, inflammation and diseases involving the immune system. Tanox’s first-approved drug, Xolair® (omalizumab), is the first anti-immunoglobulin E (anti-IgE) antibody to be brought to market. Xolair was developed in collaboration with Genentech, Inc. and Novartis Pharma AG and was approved for marketing in the United States in 2003 for specific asthma patients. Tanox is based in Houston, Texas. Additional corporate information is available at www.tanox.com.

This news release contains forward-looking statements based on current expectations that involve a number of risks and uncertainties. We typically identify forward-looking statements by using terms such as “may,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or similar words, although we express some forward-looking statements differently. You should be aware that actual events could differ materially from those suggested in the forward-looking statements due to a number of factors, including: the continued market acceptance of Xolair®; the results of our collaborators, Genentech and Novartis, in further commercialization of Xolair®; our ability to successfully recruit participants for human clinical trials; failure to achieve positive results in human clinical trials; and the strength of our patent portfolio. Prospective investors should carefully consider the information contained in the company’s Form 10-K and other Securities and Exchange Commission (SEC) filings, including the sections titled Business: Forward-looking Statements and Business: Factors That May Affect Our Future Results; and Management’s Discussion and Analysis of Financial Condition and Results of Operations, when evaluating an investment in the shares of Tanox Common Stock. The Tanox logo is a registered trademark with the U.S. Patent and Trademark Office.

TANOX, INC.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands Except Per Share data)

Summary of Operations

(unaudited)

	Three Months Ended September 30,
	2004	2003
Royalties, development agreements and license fees, net	$2,466	$899

Operating expenses:
Research and development	6,622	5,264
General and administrative	1,639	1,214

Total operating expenses	8,261	6,478

Loss from operations	(5,795)	(5,579)
Interest and other income/expense	882	1,218

Net income (loss)	$(4,913)	$(4,361)

Net loss per basic and diluted share	$(0.11)	$(0.10)
Shares used in computing net loss per share – Basic and Diluted	44,006	43,806

Summary Balance Sheet Information

	September 30, 2004	December 31, 2003
	(Unaudited)
Assets:
Cash, cash equivalents and investments*	$207,991	$227,434
Property and equipment (net)	24,250	19,205
Other assets	5,236	5,217

Total assets	$237,477	$251,856

Liabilities and Stockholders’ Equity:
Accounts payable and accrued liabilities	$4,766	$14,199
Notes Payable – long term	5,000	15,000
Stockholders’ equity	227,711	222,657

Total liabilities and stockholders’ equity	$237,477	$251,856

*	includes restricted cash and investments of $5,018 and $15,967 at September 30, 2004 and December 31, 2003, respectively.

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